CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars)

FOR THE YEARS ENDED

DECEMBER 31, 2022, AND 2021

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Metalla Royalty & Streaming Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Metalla Royalty & Streaming Ltd. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of loss and comprehensive loss, cash flows, and changes in equity for each of the years in the two‑year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the years in the two‑year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

We have served as the Company’s auditor since 2017.

Vancouver, Canada
March 30, 2023

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

METALLA ROYALTY & STREAMING LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)

		As at
		December 31,	December 31,
	Notes	2022	2021
ASSETS
Current assets
Cash and cash equivalents		$4,555,332	$2,344,246
Accounts receivable	3	1,505,897	1,301,173
Current portion of derivative royalty asset	5	2,182,406	2,144,547
Prepaid expenses and other		1,322,736	739,708
Total current assets		9,566,371	6,529,674

Non-current assets
Royalty, stream, and other interests	4	120,727,882	102,863,762
Derivative royalty asset	5	-	1,889,460
Investment in Silverback	6	594,985	1,340,458
Total non-current assets		121,322,867	106,093,680
TOTAL ASSETS		$130,889,238	$112,623,354

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Trade and other payables	7	$1,286,117	$1,089,219
Current portion of loans payable	8	5,249,863	-
Total current liabilities		6,535,980	1,089,219

Non-current liabilities
Loans payable	8	5,335,176	10,514,644
Deferred income tax liabilities		456,923	468,068
Total non-current liabilities		5,792,099	10,982,712
Total liabilities		12,328,079	12,071,931

EQUITY
Share capital	12	161,696,107	133,905,784
Reserves		13,198,679	12,050,932
Deficit		(56,333,627)	(45,405,293)
Total equity		118,561,159	100,551,423
TOTAL LIABILITIES AND EQUITY		$130,889,238	$112,623,354

Events after reporting date (Note 17)

These consolidated financial statements were authorized for issuance by the Board of Directors on March 30, 2023.

Approved by the Board of Directors

“Brett Heath”	Director	“Lawrence Roulston”	Director

The accompanying notes are an integral part of these consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in United States dollars, except for share amounts)

		Year ended
		December 31,
	Notes	2022	2021

Revenue from royalty interests	9	$2,413,428	$2,969,757
Depletion on royalty interests	4	(1,807,592)	(2,347,535)
Gross profit		605,836	622,222

General and administrative expenses	10	(3,885,660)	(4,243,275)
Share-based payments	12	(2,880,570)	(5,324,268)
Royalty interest impairment	4	(3,660,365)	-
Loss from operations		(9,820,759)	(8,945,321)

Share of net income (loss) of Silverback	6	(588,830)	155,453
Mark-to-market gain (loss) on derivative royalty asset	5	532,373	(235,223)
Interest expense	8	(1,287,499)	(818,371)
Finance charges	8	(137,943)	(181,970)
Gain on extension of loan payable	8	346,251	-
Fair value adjustment on marketable securities		(17,083)	(9,305)
Foreign exchange gain (loss)		34,781	(442,203)
Other income (expenses)		52,229	(14,528)
Loss before income taxes		(10,886,480)	(10,491,468)
Current income tax expense	11	(52,999)	(46,706)
Deferred income tax recovery	11	11,145	111,817
Net loss and comprehensive loss		$(10,928,334)	$(10,426,357)

Earnings (loss) per share - basic and diluted		$(0.24)	$(0.24)
Weighted average number of shares outstanding - basic and diluted		44,798,615	42,570,625

The accompanying notes are an integral part of these consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

		Year ended
		December 31,
	Notes	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		$(10,928,334)	$(10,426,357)
Items not affecting cash:
Share of net loss (income) of Silverback	6	588,830	(155,453)
Mark-to-market loss (gain) on derivative royalty asset	5	(532,373)	235,223
Depletion		1,807,592	2,347,535
Interest and accretion expense		1,287,499	818,371
Finance charges		137,943	181,970
Gain on extension of loan payable		(346,251)	-
Royalty interest impairment		3,660,365	-
Share-based payments		2,880,570	5,324,268
Deferred income tax recovery		(11,145)	(111,817)
Fair value adjustment on marketable securities		17,083	9,305
Unrealized foreign exchange effect		(136,840)	49,150
		(1,575,061)	(1,727,805)

Payments received from derivative royalty asset	5	2,365,391	2,640,805

Changes in non-cash working capital items:
Accounts receivable		(186,141)	34,977
Prepaid expenses and other		(587,510)	34,183
Trade and other payables		(51,717)	(683,193)
Net cash provided by (used in) operating activities		(35,038)	298,967

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of royalty and stream interests	4	(1,466,208)	(36,506,829)
Dividends received from Silverback	6	156,643	483,846
Net cash used in investing activities		(1,309,565)	(36,022,983)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options		349,769	281,712
Proceeds from ATM, net of share issue costs		4,075,520	26,660,317
Proceeds from convertible loan facility	8	-	6,383,148
Interest paid	8	(494,197)	(376,428)
Finance charges paid	8	(137,943)	(181,970)
Net cash provided by financing activities		3,793,149	32,766,779

Effect of exchange rate changes on cash and cash equivalents		(237,460)	1,579

Changes in cash and cash equivalents during period		2,211,086	(2,955,658)
Cash and cash equivalents, beginning of period		2,344,246	5,299,904
Cash and cash equivalents, end of period		$4,555,332	$2,344,246

Supplemental disclosure with respect to cash flows (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in United States dollars, except for share amounts)

	Number of	Share			Total
	shares	capital	Reserves	Deficit	equity
Balance as at December 31, 2020	39,739,047	$98,130,183	$11,233,630	$(34,978,936)	$74,384,877
Shares issued in ATM, net of issue costs	3,148,765	26,660,317	-	-	26,660,317
Issuance of committed shares	401,875	4,111,181	(4,111,181)	-	-
Conversion on loan payable (Note 8)	505,050	4,141,329	(697,663)	-	3,443,666
Allocation of conversion feature net of taxes (Note 8)	-	-	882,940	-	882,940
Exercise of stock options	200,832	497,798	(216,086)	-	281,712
Shares issued on vesting of restricted share units	40,000	364,976	(364,976)	-	-
Share-based payments - stock options	-	-	2,952,843	-	2,952,843
Share-based payments - restricted share units	-	-	2,371,425	-	2,371,425
Loss for the period	-	-	-	(10,426,357)	(10,426,357)
Balance as at December 31, 2021	44,035,569	$133,905,784	$12,050,932	$(45,405,293)	$100,551,423
Shares issued in ATM, net of issue costs	752,296	4,075,520	-	-	4,075,520
Acquisition of royalty and other interests (Note 4)	4,168,056	21,632,211	-	-	21,632,211
Exercise of stock options	380,456	856,594	(506,825)	-	349,769
Shares issued on vesting of restricted share units	131,500	1,225,998	(1,225,998)	-	-
Share-based payments - stock options	-	-	1,524,260	-	1,524,260
Share-based payments - restricted share units	-	-	1,356,310	-	1,356,310
Loss for the period	-	-	-	(10,928,334)	(10,928,334)
Balance as at December 31, 2022	49,467,877	$161,696,107	$13,198,679	$(56,333,627)	$118,561,159

The accompanying notes are an integral part of these consolidated financial statements.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021 (Expressed in United States dollars, unless otherwise indicated)

1. NATURE OF OPERATIONS

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company"), incorporated in Canada, is a precious metals royalty and streaming company, which engages in the acquisition and management of precious metal royalties, streams, and similar production-based interests. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

The Company has incurred a cumulative deficit to date of $56,333,627 as at December 31, 2022, and has had losses from operations for multiple years. Continued operations of the Company are dependent on the Company's ability to generate profitable earnings in the future, receive continued financial support, and/or complete external financing. Management expects that its cash balance, cash flows from operating activities, and available credit facilities will be sufficient to fund the operations of the Company for the next twelve months.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

The consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

(b) Basis of Preparation and Measurement

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These consolidated financial statements are presented in United States dollars except as otherwise indicated.

(c) Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the principal currency of the economic environment in which they operate. For the Company and its subsidiaries, the functional currency is the U.S. dollar. The presentation currency for the Company is the U.S. dollar.

Transactions in currencies other than the functional currency are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, the monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the reporting date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the consolidated statement of loss and comprehensive loss.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021 (Expressed in United States dollars, unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

(d) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, including its principal subsidiaries Royalty & Streaming Mexico S.A. de C.V. (Mexico), Metalla America Ltd. (USA), MTA Royalty & Streaming Pty Ltd. (Australia), ValGold Resources Ltd. (Canada), Metalla S.A. (Argentina), Geological Services Inc. (USA), Idaho Resources Corporation (USA), Genesis Gold Corporation (USA), and Metalla SEZC (Cayman Islands). All intercompany balances and transactions have been eliminated on consolidation.

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

(e) Royalty, Stream, and Other Interests

Royalty, stream, and other interests consist of acquired royalty, stream, and other interests. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation costs that are not related to a specific royalty or stream asset are expensed in the period incurred. Borrowing costs attributed to the acquisition of qualifying assets are capitalized to royalty, stream, and other interests, and are included in the carrying amounts of related assets until the asset is available for use in the manner intended by management.

Producing royalty and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement.

On acquisition of a royalty or stream interest, an allocation of its fair value may be attributed to the exploration potential of the interest and is recorded as an exploration asset on the acquisition date. The carrying value of the exploration potential is accounted for in accordance with IFRS 6 Exploration and Evaluation of Mineral Resources ("IFRS 6") and is not depleted until such time as the technical feasibility and commercial viability have been established, at which point the value of the asset is accounted for in accordance with IAS 16 Property, Plant and Equipment ("IAS 16"). Upon demonstration of the technical and commercial feasibility of a project and a development decision, the carrying value related to that project is subject to an impairment test and is reclassified in accordance with IAS 16.

(f) Joint Operations

Under IFRS 11 Joint Arrangements investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Company recognizes its direct right to the assets, liabilities, revenues, and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues, and expenses.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021 (Expressed in United States dollars, unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

(g) Investments in Associates

Companies over which the Company has significant influence, but not control, are determined to be associates and accounted for using the equity basis of accounting, whereby the investment is initially recorded at cost, adjusted to recognize the Company's share of earnings or losses and reduced by dividends received. The Company assesses its equity investments for impairment if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the equity investment and if the event or events have an impact on the estimated future cash flow of the investment. Objective evidence of impairment of an equity investment includes:

  Significant financial difficulty of the associated companies;
  Becoming probable that the associated companies will enter bankruptcy or other financial reorganization; or
  National or local economic conditions that correlate with defaults of the associated companies.

(h) Impairment of Royalty, Stream, and Other interests

The carrying amounts of non-financial assets, excluding deferred income tax assets, are reviewed for impairment at each reporting date, or whenever events or changes in circumstances indicate the carrying amounts may not be recoverable. If there are indicators of impairment, a review is undertaken to determine whether the carrying amounts are in excess of their recoverable amounts. Reviews are undertaken on an asset-by-asset basis, except where the recoverable amount for an individual asset cannot be determined, in which case the review is undertaken at the cash-generating unit ("CGU") level.

If the carrying amount of a CGU or non-financial asset exceeds the recoverable amount, being the higher of its fair value less costs to sell and its value-in-use, an impairment loss is recognized in net loss as the excess of the carrying amount over the recoverable amount. With respect to CGUs, impairment losses are allocated to reduce the carrying amounts of the assets of the CGU on a pro-rata basis. The future cash flows expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the Company's royalty, stream, and other production-based interests, respectively, that could affect the future recoverability of the Company's interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Company may use a market approach in determining the recoverable amount which may include an estimate of (a) net present value of estimated future cash flows; (b) dollar value per ounce or pound of reserve/resource; (c) cash-flow multiples; and/or (d) market capitalization of comparable assets.

Non-financial assets that have previously been impaired are tested for a possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed, or may have partially reversed. In these instances, the impairment loss is reversed to the recoverable amount but not beyond the carrying amount, net of amortization, that would have arisen if the prior impairment loss had not been recognized.

(i) Revenue Recognition

Revenue is comprised of revenue earned in the year from royalty, stream, and other interests. The Company recognizes revenue upon the transfer of control of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.

For stream interests, revenue recognition occurs when the relevant commodity received from the stream operator is delivered by the Company to its third-party customers. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the sales contract.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021 (Expressed in United States dollars, unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

For royalty interests, revenue recognition occurs when control of the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

(j) Financial Instruments

All financial instruments are initially recorded at fair value and designated as follows:

Cash includes cash on account and is subsequently measured at amortized cost.

Trade receivables relate to amounts received from sales of refined gold and silver and royalty revenue. These receivables are non-interest bearing and are recognized at fair value and are subsequently measured at amortized cost. The Company has applied the simplified approach to determining expected credit losses, which requires expected lifetime losses to be recognized upon initial recognition of the receivables.

Marketable securities are designated as fair value through profit and loss ("FVTPL") unless they are irrevocably designated, on an individual basis, as fair value through other comprehensive income ("FVOCI"). Investment transactions are recognized on the trade date with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the statement of financial position date.

Derivative royalty assets are designated as FVTPL. Fair values are determine using a valuation model and inputs that are not based on observable market data.

Accounts payables, accrued liabilities, and loans payable are initially recorded at fair value, less transaction costs. These financial liabilities are subsequently measured at amortized cost, calculated using the effective interest rate method

(k) Related Party Transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

(l) Share Capital

Common shares issued for non-monetary consideration are recorded at their fair value based on closing price on the measurement date and classified as equity. The measurement date is defined as the earliest of the date at which the commitment for performance by the counterparty to earn the common shares is reached or the date at which the counterparty's performance is complete.

The proceeds from the issue of units are allocated between common shares and share purchase warrants on a pro-rata basis based on the relative fair values. The fair value of the common shares is based on the market closing price on the date of issuance and the fair value of the share purchase warrants is determined using the Black-Scholes option pricing model.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021 (Expressed in United States dollars, unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Transaction costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

(m) Earnings (loss) Per Share

The Company presents basic earnings (loss) per share data for its common shares, calculated by dividing the income (loss) attributable to equity holders of the Company by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated by adjusting the earnings attributable to equity holders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares. The calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In periods where a loss is reported, diluted loss per share is the same as basic loss per share as the effects of potentially dilutive common shares would be anti-dilutive.

(n) Income Taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the consolidated statement of loss and comprehensive loss.

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous periods.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(o) Share-based Payments

The Company grants stock options and restricted share units ("RSUs") to directors, officers, employees and consultants to acquire common shares of the Company. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee. The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model, and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to share capital. In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of the goods or services received.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021 (Expressed in United States dollars, unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of stock options and other equity-settled share-based payment arrangements are recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. Where awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed in the period the forfeiture occurs.

(p) Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the Chief Executive Officer ("CEO").

The Company operates in a single segment, the acquisition and management of precious metal royalties, streams, and similar production-based interests. In addition, the Company has corporate activities, which include the evaluation and acquisition of new precious metal royalties, streams, and similar production-based interests, treasury and finance, regulatory reporting, and corporate administration.

(q) Critical Accounting Estimates and Judgments

The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amount of assets and liabilities within the next financial year and include, but are not limited to, the following:

Royalty interests

The Company holds royalty interests in production stage mineral properties. The royalty interests are recorded initially at their costs and are being depleted using the units of production basis over the expected life of the related mineral property, which is determined using available estimates of future metal prices and future production. Proven and probable reserves and future production plans associated with the royalty interests as determined by the operators impact the measurement of the respective assets. These estimates affect the depletion of the royalty interests and the assessment of the recoverability of the carrying value of the royalty interests.

Management considers both external and internal sources of information in assessing whether there are any indications that the Company's royalty interests are impaired. External sources of information that management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its royalty interests. Internal sources of information that management considers include the indications of economic performance of the assets.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021 (Expressed in United States dollars, unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

In determining the recoverable amounts of the Company's royalty interests, management makes estimates of the discounted net cash flows expected to be derived from the Company's royalty interests, costs of disposal, and the appropriate discount rates and discount multiples that apply to the specific asset. Reductions in metal price forecasts, increases in estimated future costs of production for the mine operators, reductions in the amount of recoverable mineral reserves, mineral resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company's royalty interests.

Estimation of depletion

The Company's royalty, stream, and other production-based interests that generate economic benefits are considered depletable and are depleted on a unit-of-production basis over the ounces of production that are expected to generate the cash flows that will be attributable to the Company. These calculations require the use of estimates and assumptions, including the amount of contained metals, the recovery rates, and payable rates for the contained metals being treated through a milling or refining process. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

Derivative royalty

The Company holds a derivative royalty asset which is carried at fair value at each period end. In order to calculate the fair value at period end the Company uses a valuation model and is required to make estimates and assumptions on the timing of delivery of gold ounces, future gold price, as well as future currency exchange rates. Changes to these assumptions may impact the fair value of the asset at period end, as well as the classification of the amount that is disclosed as current versus non-current.

Income taxes

The interpretation of existing tax laws or regulations in Canada, Australia, Argentina, Mexico, the United States, or any of the countries in which our property interests are located requires the use of judgment. Differing interpretation of these laws or regulations could result in an increase in the Company's taxes, or other governmental charges, duties or impositions. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis.

Functional currency

The functional currency for each of the Company's subsidiaries and associates is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021 (Expressed in United States dollars, unless otherwise indicated)

3. ACCOUNTS RECEIVABLE

	As at
	December 31,	December 31,
	2022	2021
Royalty, derivative royalty, and stream receivables	$1,190,092	$1,175,602
GST and other recoverable taxes	302,316	125,571
Other receivables	13,489	-
Total accounts receivable	$1,505,897	$1,301,173

As at December 31, 2022, and December 31, 2021, the Company did not have any royalty, derivative royalty and stream receivables that were past due. The Company's allowance for doubtful accounts as at December 31, 2022, and December 31, 2021, was $Nil.

4.           ROYALTY, STREAM, AND OTHER INTERESTS

	Producing	Development	Exploration
	assets	assets	assets	Total
As at December 31, 2020	$13,251,612	$45,218,412	$5,262,433	$63,732,457
Amalgamated Kirkland acquisition	-	562,656	-	562,656
Tocantinzinho acquisition	-	9,023,354	-	9,023,354
CentroGold acquisition	-	7,039,552	-	7,039,552
Del Carmen acquisition	-	1,301,982	-	1,301,982
Côté-Gosselin acquisition	-	6,185,363	-	6,185,363
La Fortuna acquisition	-	2,268,776	-	2,268,776
Castle Mountain acquisition	-	15,125,253	-	15,125,253
Depletion (1)	(2,302,919)	(30,000)	(14,616)	(2,347,535)
Other	-	(64,654)	36,558	(28,096)
As at December 31, 2021	$10,948,693	$86,630,694	$5,284,375	$102,863,762
First Majestic portfolio acquisition	3,393,656	11,147,515	7,420,937	21,962,108
Lac Pelletier acquisition	-	252,989	-	252,989
Beaufor amendment	-	1,000,000	-	1,000,000
Endeavor Silver Stream reclassification (2)	(1,748,097)	1,748,097	-	-
El Realito reclassification (3)	2,297,065	(2,297,065)	-	-
Joaquin and COSE impairments	(3,660,365)	-	-	(3,660,365)
Depletion (1)	(1,764,226)	(30,000)	(13,366)	(1,807,592)
Other	-	-	116,980	116,980
As at December 31, 2022	$9,466,726	$98,452,230	$12,808,926	$120,727,882

Historical cost	$11,595,733	$110,350,467	$12,847,005	$134,793,205
Accumulated depletion	$(2,129,007)	$(11,898,237)	$(38,079)	$(14,065,323)

(1) Fixed royalty payments were received in relation to certain exploration and development assets. The depletion related to these payments was recorded based on the total fixed royalty payments expected to be received under each contract.

(2) The Endeavor mine was previously classified as production, however it was placed on care and maintenance in December 2019 and has not since restarted, as such the Company has reclassified it to development stage properties.

(3) The Company received its first royalty payments on El Realito and has reclassified it from a development asset to a producing asset.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021 (Expressed in United States dollars, unless otherwise indicated)

4.           ROYALTY, STREAM, AND OTHER INTERESTS (cont'd...)

(a) During the year ended December 31, 2022, the Company had the following transactions:

Beaufor Amendment

In February 2022, the Company amended an existing 1.0% Net Smelter Return (“NSR”) royalty on Monarch Mining Corporation's ("Monarch") Beaufor Mine ("Beaufor"). In consideration for $1.0 million in cash paid to Monarch, Monarch agreed to waive a clause stipulating that payments under the NSR royalty were only payable after 100Koz of gold have been produced by Monarch following its acquisition of Beaufor.

Lac Pelletier Acquisition

In October 2022, the Company acquired a 1.0% NSR royalty on the Lac Pelletier project owned by Maritime Resources Corp. from an arm's length seller for total consideration of C$0.3 million in cash. The Lac Pelletier project is located in Rouyn Noranda, Quebec and is within ten kilometers of the Yamana Gold Inc. ("Yamana") Wasamac project. The Company incurred $32,709 in transaction costs associated with this transaction.

First Majestic Portfolio Acquisition

In December 2022, the Company acquired a portfolio of eight royalties from First Majestic Silver Corp. ("First Majestic") for total consideration of 4,168,056 common shares of Metalla (valued at $5.19 per share on December 21, 2022). The Company incurred $329,897 in transaction costs associated with this transaction. The royalties acquired in this transaction included:

  a 100% Gross Value Return (“GVR”) royalty on gold production from the producing La Encantada mine located in Coahuila, Mexico operated by First Majestic limited to 1,000 ounces annually;
  a 2.0% NSR royalty on the past producing Del Toro mine located in Zacatecas, Mexico owned by First Majestic;
  a 2.0% NSR royalty on the La Guitarra mine located in Temascaltepec, Mexico owned by Sierra Madre Gold and Silver Ltd.;
  a 2.0% NSR royalty on the Plomosas project located in Sinaloa, Mexico owned by GR Silver Mining Ltd.;
  a 2.0% NSR royalty on the past-producing San Martin mine located in Jalisco, Mexico owned by First Majestic;
  a 2.0% NSR royalty on the past producing La Parrilla mine located in Durango, Mexico owned by First Majestic and subject to a binding purchase agreement with Golden Tag Resources Ltd.;
  a 2.0% NSR royalty on the La Joya project located in Durango, Mexico owned by Silver Dollar Resources; and
  a 2.0% NSR royalty on the La Luz project located in San Luis Potosi, Mexico owned by First Majestic.

(b) During the year ended December 31, 2021, the Company had the following acquisitions:

Amalgamated Kirkland Acquisition

In February 2021, the Company closed an agreement to acquire an existing 0.45% NSR royalty on Agnico Eagle Mines Ltd.'s Amalgamated Kirkland property ("AK Property") in its Kirkland Lake project, and an existing 0.45% NSR royalty on Kirkland Lake Gold's North Amalgamated Kirkland property ("North AK Property") at its Macassa mine, from private third parties for total consideration of C$0.7 million in cash. The Company incurred $23,936 in transaction costs associated with this transaction.

Del Carmen Acquisition

In February 2021, the Company closed an agreement to acquire an existing 0.5% NSR royalty on Barrick Gold Corp.'s Del Carmen project ("Del Carmen"), which is part of the 9Moz Au Alturas-Del Carmen project in the prolific El Indio belt in the San Juan province of Argentina, from Coin Hodl Inc. for a total consideration of C$1.6 million in cash. The Company incurred $60,067 in transaction costs associated with this transaction.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021 (Expressed in United States dollars, unless otherwise indicated)

4.           ROYALTY, STREAM, AND OTHER INTERESTS (cont'd...)

Tocantinzinho Acquisition

In March 2021, the Company closed an agreement to acquire an existing 0.75% GVR royalty on Eldorado Gold Corp.'s Tocantinzinho project ("Tocantinzinho") from Sailfish Royalty Corp. for a total consideration of $9.0 million in cash, of which $6.0 million was paid upon closing and the remaining $3.0 million was paid in May 2021. The Company incurred $123,354 in transaction costs associated with this transaction. Tocantinzinho is a permitted, high-grade open pit gold deposit in the prolific Tapajos district in State of Para in Northern Brazil.

CentroGold Acquisition

In March 2021, the Company closed an agreement to acquire an existing 1.0% to 2.0% NSR royalty on OZ Minerals' CentroGold project ("CentroGold") located in the State of Maranhão in northern Brazil, from Jaguar Mining Inc. ("Jaguar") for total consideration of $7.0 million in cash paid upon closing and with additional potential payments of up to $11.0 million in shares and cash subject to the completion of certain milestones. The Company incurred $83,552 in transaction costs associated with this transaction.

The royalty is a 1.0% NSR on the first 500Koz of gold production, increasing to a 2.0% NSR on the next 1.0Moz of gold production, and then reverts to a 1.0% NSR royalty on gold production thereafter in perpetuity.

The $11.0 million in milestone payments are triggered as follows:

  the Company will issue to Jaguar common shares with a value of $7.0 million, priced at a 15-day Volume Weighted Average Price ("VWAP") on the NYSE, upon grant of all project licenses, the lifting or extinguishment of the injunction imposed on the CentroGold project with no pending appeals and, if necessary, the completion of any and all community relocations; and
  the Company will pay Jaguar $4.0 million in cash upon the achievement of commercial production.

As at December 31, 2022, none of the milestone payment triggers had been met, as such no amounts were accrued or payable to Jaguar for any related milestone payments.

La Fortuna Acquisition

In April 2021, the Company acquired an existing 2.5% NSR royalty on Minera Alamos Ltd.'s La Fortuna project ("La Fortuna"), from Argonaut Gold Ltd. for aggregate consideration of $2.25 million in cash, of which $1.25 million was paid upon closing and the remaining $1.0 million was paid six months after closing. The 2.5% NSR which is capped at $4.5 million is an addition to Metalla's uncapped 1.0% NSR royalty to increase the total royalty exposure to 3.5% on La Fortuna. The Company incurred $43,776 in transaction costs associated with this transaction.

Côté-Gosselin Acquisition

In June 2021, the Company acquired an existing 1.35% NSR royalty on a portion of the Côté Gold Project and all of the Gosselin Zone (located ~1.5km to the northeast of the Côté deposit) (together referred to as "Côté-Gosselin") owned by IAMGOLD Corporation and Sumitomo Metals Mining Co., Ltd., from arm's length sellers for total consideration of C$7.5 million in cash. The Company incurred $49,208 in transaction costs associated with this transaction.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021 (Expressed in United States dollars, unless otherwise indicated)

4.           ROYALTY, STREAM, AND OTHER INTERESTS (cont'd...)

Castle Mountain Acquisition

In October 2021, the Company acquired an existing 5.0% NSR royalty on the South Domes portion of the Castle Mountain Gold Mine owned by Equinox Gold Corp. ("Castle Mountain"), from an arm's length seller for total consideration of $15.0 million, of which $10.0 million was paid in cash at closing, and the remaining $5.0 million is to be paid in cash within twenty months of the closing date (the "Castle Mountain Loan"). The Castle Mountain Loan bears interest at a rate of 4.0% per annum until fully repaid. The Company incurred $130,253 in transaction costs associated with this transaction.  Subsequent to the period end the Company amended the terms of the Castle Mountain Loan, see Note 17 for additional details.

(c) Impairment

The Company owns a royalty on the Joaquin project and on the COSE project, both of which are currently owned and operated by Pan American Silver (“Pan American”). The ore from both Joaquin and COSE was trucked to the Manantial Espejo mine where the mill had excess capacity.

On February 22, 2023, Pan American released its annual statements and as per those statements it disclosed that mining and processing activities at Manantial Espejo concluded in January 2023 and the assets were placed on care and maintenance at the end of 2022.

The Company considered this announcement as an indicator of impairment on both Joaquin and COSE and as at December 31, 2022, fully impaired both royalties to $Nil, and for the twelve months ended December 31, 2022, recorded an impairment charge of $3,660,365 related to Joaquin and COSE, concurrently the Company has reclassified the royalties as development stage until operations at each project are restarted.

The Company believes there is significant value that remains at these projects based on historical NI 43-101 compliant Resources that were excluded from the Pan American mine plan. If the projects are restarted, or are sold to an entity with a plan to restart mining and processing activities, the Company will do a further analysis to see if any part of the impairment can be reversed in the future.

5. DERIVATIVE ROYALTY ASSET

In October 2020, the Company closed an agreement to acquire an existing 27.5% price participation royalty ("PPR") interest on the operating Higginsville Gold Operations ("Higginsville") owned by Karora Resources Inc. from the Morgan Stanley Capital Group, Inc. for total consideration of $6.9 million payable in common shares of the Company. The Company issued 828,331 common shares (valued at $8.38 per share on October 13, 2020) and incurred $265,500 in transaction costs associated with this transaction.

The royalty is a 27.5% PPR royalty on the difference between the average London PM fix gold price for the quarter and A$1,340/oz on the first 2,500 ounces per quarter for a cumulative total of 34,000 ounces of gold. As the amount received by the Company will vary depending on changes in the London PM fix gold price and the changes in the exchange rate between the A$ and the US$, the Company has recognized the Higginsville PPR as a derivative asset carried at fair value through profit and loss. As per IFRS 9, the Higginsville PPR was recognized as a derivative asset upon inception at $7.2 million, any cash received from the Higginsville PPR will be used to reduce the derivative asset, and at each period-end the Company will estimate the fair value of the Higginsville PPR using a valuation model with any changes between the estimated fair value and the carrying value flowing through profit or loss in the period.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021 (Expressed in United States dollars, unless otherwise indicated)

5. DERIVATIVE ROYALTY ASSET (cont'd...)

At December 31, 2022, the key inputs used in the Company's valuation model for the Higginsville PPR derivative asset were:

  9,918 ounces of gold remaining to be delivered (2021 - 19,890);
  Gold price estimate of $1,748/oz (2021 - prices ranging from $1,738/oz to $1,797/oz); and
  U.S. dollar to Australian dollar exchange rate of A$1.49 per $1.00 (2021 - rates ranging from A$1.35 to A$1.37 per $1.00).

Based on the valuation model the Company estimated the fair value at December 31, 2022, was $2,182,406 (2021 - $4,034,007). The Company recorded a mark-to-market gain on the Higginsville derivative asset of $532,373 for the year ended December 31, 2022 (2021 - $235,223 loss). The changes in the derivative royalty asset for the year ended December 31, 2022, were as follows:

Derivative
royalty asset
As at December 31, 2020	$6,432,610
Payments received or due under derivative royalty asset	(2,163,380)
Mark-to-market loss on derivative royalty asset	(235,223)
As at December 31, 2021	$4,034,007
Payments received or due under derivative royalty asset	(2,383,974)
Mark-to-market gain on derivative royalty asset	532,373
As at December 31, 2022	$2,182,406

Current portion	$2,182,406
Long-term portion	$-

6.  INVESTMENT IN SILVERBACK

	Year ended
	December 31,
	2022	2021
Opening balance	$1,340,458	$1,668,851
Income (loss) in Silverback for the period	(588,830)	155,453
Distribution	(156,643)	(483,846)
Ending balance	$594,985	$1,340,458

The Company, through its wholly-owned subsidiary, holds a 15% interest in Silverback Ltd. ("Silverback"), which is a privately held company, whose sole business is the receipt and distribution of the net earnings of the New Luika Gold Mine ("NLGM") silver stream. Distributions to the shareholders are completed on a monthly basis. Prior to April 2021, distributions to shareholders were completed on an annual basis at minimum. Given the terms of the shareholders' agreement governing the policies over operations and distributions to shareholders, the Company's judgment is that it has significant influence over Silverback, but not control and therefore equity accounting is appropriate.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021 (Expressed in United States dollars, unless otherwise indicated)

6. INVESTMENT IN SILVERBACK (cont'd...)

The acquisition of Silverback resulted in a fair value adjustment of $1.2 million, representing Metalla’s proportionate share of the fair value of the underling silver stream asset held by Silverback at the time of acquisition.  During the fourth quarter of 2022, the Company determined that the $1.2 million had not been appropriately depleted on a units of production basis based on payable ounces produced in each period subsequent to acquisition.  Since Silverback is accounted for using the equity method, the depletion of the fair value adjustment in each period would have decreased the share of net income of Silverback recorded on the Company’s consolidated statement of income, with a corresponding decrease in the investment in Silverback on the Company’s consolidated statement of financial position. There would have been no impact on the Company’s consolidated cash flows.

Management evaluated the materiality of the error, both quantitatively and qualitatively, and concluded that the changes were not material to the consolidated financial statements taken as a whole for any prior period.  To correct for this immaterial prior period error the Company recorded a catch-up depletion charge of $0.6 million during the year ended December 31, 2022, and reduced the carrying value of the investment in Silverback by a corresponding amount.  No further changes were required to correct the immaterial error and the remaining undepleted portion of the fair value increase will be depleted over the remaining life of the contract on a units of production basis.

Summarized financial information for Silverback for the year ended December 31, 2022, was as follows:

	Year ended
	December 31,
	2022	2021
Current assets	$221,654	$239,682
Non-current assets	-	260,962
Total assets	221,654	500,644
Total liabilities	(60,148)	(57,500)
Revenue from stream interest	1,214,220	1,163,324
Depletion	(195,008)	(197,856)
Net income and comprehensive income for the period	$946,090	$905,468

Included in the Company’s investment in Silverback at December 31, 2022, is $492,370 of unamortized fair value adjustment of the underling silver stream asset (2021 - $624,481).

7. TRADE AND OTHER PAYABLES

	As at
	December 31,	December 31,
	2022	2021
Trade payables and accrued liabilities	$1,222,656	$1,031,688
Taxes payable	63,461	57,531
Total trade and other payables	$1,286,117	$1,089,219

8. LOANS PAYABLE

	Convertible	Other
	loan facility	loans	Total
As at December 31, 2020	$3,062,706	$-	$3,062,706
Additions	6,383,148	5,000,000	11,383,148
Allocation of conversion feature	(1,209,507)	-	(1,209,507)
Conversion	(3,185,626)	-	(3,185,626)
Interest expense	768,508	49,863	818,371
Interest payments	(376,428)	-	(376,428)
Foreign exchange adjustments	21,980	-	21,980
As at December 31, 2021	$5,464,781	$5,049,863	$10,514,644
Interest expense	1,087,499	200,000	1,287,499
Interest payments	(494,197)	-	(494,197)
Foreign exchange adjustments	(376,656)	-	(376,656)
Gain on extension of loan payable	(346,251)	-	(346,251)
As at December 31, 2022	$5,335,176	$5,249,863	$10,585,039

Convertible Loan Facility

In March 2019, the Company entered into a convertible loan facility (the "Loan Facility") of C$12.0 million with Beedie Capital ("Beedie") to fund acquisitions of new royalties and streams. The Loan Facility consisted of an initial advance of C$7.0 million (the "First Drawdown"), with the remaining C$5.0 million available for subsequent advances.  The Loan Facility is secured by certain assets of the Company and can be repaid with no penalty at any time after the 12-month anniversary of each advance.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021 (Expressed in United States dollars, unless otherwise indicated)

8. LOANS PAYABLE (cont'd...)

On August 6, 2020, the Company completed an amendment with Beedie on its Loan Facility (the "Loan Amendment").  As part of the Loan Amendment:

i. Beedie converted C$6.0 million of the First Drawdown at a conversion price of C$5.56 per share for a total of 1,079,136 common shares of the Company;

ii. the Company drew down the remaining undrawn C$5.0 million (the "Second Drawdown") available from the Loan Facility with a conversion price of C$9.90 per share;

iii. the Loan Facility was increased by an aggregate C$20.0 million. All future advances will have a minimum amount of C$2.5 million and each advance will have its own conversion price based on a 20% premium to the 30-day VWAP of the Company's shares on the date of such advance;

iv. if for a period of 30 consecutive trading days the 30-day VWAP is at a 50% premium above any or all of the conversion prices, the Company may elect to convert the principal amount outstanding under the Loan Facility at the respective conversion prices; and

v. the standby fee on all undrawn funds available under the Loan Facility will bear an interest rate of 1.5%.

In October 2020, Beedie converted the remaining C$1.0 million of the First Drawdown at a conversion price of C$5.56 per share for a total of 179,856 common shares of the Company and in March 2021, Beedie converted the entire C$5.0 million from the Second Drawdown at a conversion price of C$9.90 per share for a total of 505,050 common shares of the Company. Following the conversion of the First Drawdown and the Second Drawdown, under the Loan Facility and the Loan Amendment (together the "Amended Loan Facility") the Company had C$20.0 million available under the Amended Loan Facility with the conversion price to be determined on the date of any future advances.

In March 2021, the Company drew down $4.0 million (C$5.0 million) (the "Third Drawdown"), at a conversion price of C$14.30 per share, from the Amended Loan Facility of which $3.2 million was allocated to the liability portion and the residual value of $0.8 million was allocated to the conversion feature as equity reserves. A deferred tax liability of $0.2 million related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized as an offset in equity reserves. The effective interest rate on the liability portion was 20.0% per annum, with an expected life of approximately two years.

In October 2021, the Company drew down $2.4 million (C$3.0 million) (the "Fourth Drawdown"), at a conversion price of C$11.16 per share, from the Amended Loan Facility of which $2.0 million was allocated to the liability portion and the residual value of $0.4 million was allocated to the conversion feature as equity reserves. A deferred tax liability of $0.1 million related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized as an offset in equity reserves. The effective interest rate on the liability portion was 20.0% per annum, with an expected life of approximately one and a half years.

In August 2022, the Company and Beedie entered into an agreement to extend the maturity date of the Amended Loan Facility from April 22, 2023, to January 22, 2024 (the "Loan Extension"). In consideration for the Loan Extension the Company incurred a fee of 2.0% of the currently drawn amount of C$8.0 million, the C$160,000 fee is convertible into common shares at a conversion price of C$7.34 per share, calculated based on a 20% premium to the 30-day Volume Weighted Average Price of the Company's common shares on the close of trading on the trading day immediately prior to the effective date of the Loan Extension. Upon completion of the Loan Extension, the Company recognized a gain of $346,251 to reflect the change required in the amortized cost of the liability using the effective interest method over a longer period of time.

As at December 31, 2022, the Company had C$5.0 million outstanding with a conversion price of C$14.30 per share from the Third Drawdown, C$3.0 million outstanding with a conversion price of C$11.16 per share from the Fourth Drawdown, C$0.2 million outstanding with a conversion price of C$7.34 per share from the Loan Extension, and had C$12.0 million available under the Amended Loan Facility with the conversion price to be determined on the date of any future advances.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021 (Expressed in United States dollars, unless otherwise indicated)

8. LOANS PAYABLE (cont'd...)

For the year ended December 31, 2022, the Company recognized finance charges of $137,943 (2021 - $181,970), related to costs associated with the Amended Loan Facility, including standby fees on the undrawn portion of the Amended Loan Facility, as well as set up and other associated costs.

Subsequent to period end the Company signed a binding term sheet to amend the Amended Loan Facility, see Note 17 for additional details.

Other Loans

In connection with the Castle Mountain acquisition in October 2021 (Note 4), the Company entered into a $5.0 million loan agreement with the arm's length seller bearing interest at a rate of 4.0% per annum until fully repaid. As per the terms of the agreement the principal amount and any accrued interest will be repaid no later than twenty months from the closing date of the acquisition. The loan is fully payable on June 1, 2023, as such it has been disclosed as a current liability on the Company's statement of financial position.

9. REVENUE

	Year ended
	December 31,
	2022	2021
Royalty revenue
Wharf	$1,049,784	$1,449,735
El Realito	403,823	-
COSE	228,133	748,680
Joaquin	483,045	440,785
Total royalty revenue	2,164,785	2,639,200
Other fixed royalty payments	248,643	330,557
Total revenue	$2,413,428	$2,969,757

The Company operates in one industry and has one reportable segment, which is reviewed by the chief operating decision maker.

10. GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended
	December 31,
	2022	2021
Compensation and benefits	$2,007,346	$1,918,482
Corporate administration	1,097,024	1,123,782
Professional fees	585,895	877,760
Listing and filing fees	195,395	323,251
Total general and administrative expenses	$3,885,660	$4,243,275

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021 (Expressed in United States dollars, unless otherwise indicated)

11. INCOME TAXES

Income tax expense differs from the amount that would result from applying Canadian income tax rates to earnings before income taxes. These differences result from the following items:

	Year ended
	December 31,
	2022	2021
Loss before income taxes	$(10,886,480)	$(10,491,468)
Canadian federal and provincial income tax rates	27.00%	27.00%
Expected income tax recovery at statutory income tax rate	(2,939,350)	(2,832,696)
Difference between Canadian and foreign tax rate	244,401	(100,183)
Permanent differences	122,587	1,462,400
Changes in unrecognized deferred tax assets	2,769,206	1,210,869
Other adjustments	(154,990)	194,499
Total income tax expense (recovery)	$41,854	$(65,111)

Current income tax expense	$52,999	$46,706
Deferred income tax recovery	$(11,145)	$(111,817)

The composition of the Company's net deferred income tax asset (liability) that has been recognized is as follows:

	As at
	December 31,	December 31,
	2022	2021
Deferred tax assets:
Mineral expenditures and capital assets	$1,043,664	$1,046,832
Share issue costs	403,497	425,231
Non-capital losses and others	5,615,513	4,800,253
	7,062,674	6,272,316
Unrecognized deferred tax assets	(6,687,911)	(5,948,679)
Deferred tax liabilities	(831,686)	(791,705)
Net deferred income tax liabilities	$(456,923)	$(468,068)

The Company's significant temporary differences, unused tax credits, and unused tax losses that have not been recognized as deferred income tax assets as at December 31, 2022, are as follows:

	Mineral
	expenditures		Non- capital
	and other	Share issue	losses and
	capital assets	costs	others	Total
Expiry 2026 to 2040	$-	$1,494,433	$23,380,566	$24,874,999
No expiry date	7,369,803	-	5,561,369	12,931,442

Tax attributes are subject to review, and potential adjustments, by tax authorities.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021 (Expressed in United States dollars, unless otherwise indicated)

12. SHARE CAPITAL

Authorized share capital consists of an unlimited number of common shares without par value.

(a) Issued Share Capital

As at December 31, 2022, the Company had 49,467,877 common shares issued and outstanding (2021 - 44,035,569).

During the year ended December 31, 2022, the Company:

  Issued 752,296 common shares in at-the-market offerings at an average price of $6.07 per share for gross proceeds of $4.6 million, with aggregate commissions paid or payable to the agents of $0.1 million and other share issue costs of $0.4 million, resulting in aggregate net proceeds of $4.1 million;
  issued 4,168,056 common shares for the acquisition of royalty and other interests (Note 4); and
  issued 511,956 common shares related to the vesting of RSUs and the exercise of stock options.

During the year ended December 31, 2021, the Company:

  Issued 3,148,765 common shares in the at-the-market offerings at an average price of $8.95 per share for gross proceeds of $28.2 million, with aggregate commissions paid or payable to the agents and other share issue costs of $1.5 million, resulting in aggregate net proceeds of $26.7 million;
  issued 401,875 common shares related to previously committed shares for the acquisition of royalty and other interests;
  issued 505,050 common shares related to the conversion of the Second Drawdown from the Amended Loan Facility; and
  issued 240,832 common shares related to the vesting of RSUs, and the exercise of stock options.

(b) Stock Options

The Company has adopted a stock option plan approved by the Company's shareholders. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time, less the amount reserved for RSUs. The plan allows for a cash-less broker exercise, or a net exercise on some of the Company's stock options upon vesting, both of which are subject to approval from the Company's Board of Directors. The vesting terms, if any, are determined by the Company's Board of Directors at the time of the grant.

The continuity of stock options for the year ended December 31, 2022, was as follows:

	Weighted
	average
	exercise price	Number
	(C$)	outstanding
As at December 31, 2020	$5.44	2,534,270
Granted	11.73	500,000
Exercised	1.76	(200,832)
As at December 31, 2021	$6.81	2,833,438
Granted	5.98	605,000
Exercised (1)	2.20	(479,536)
Forfeited	9.94	(140,000)
As at December 31, 2022	$7.26	2,818,902

(1) 282,250 stock options were exercised on a net exercise basis with a total of 183,170 common shares issued for the exercise.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021 (Expressed in United States dollars, unless otherwise indicated)

12. SHARE CAPITAL (cont'd...)

During the year ended December 31, 2022, the Company granted 605,000 stock options (2021 - 500,000) with a weighted-average exercise price of C$5.98 (2021 - C$11.73) and a fair value of $1,215,454 or $2.01 per option (2021 - $2,342,178 or $4.68 per option). The fair value of the stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Year ended December 31,
	2022	2021
Risk free interest rate	3.22%	0.96%
Expected dividend yield	0%	0%
Expected stock price volatility	59%	58%
Expected life in years	3.25	5.00
Forfeiture rate	0%	0%

For the year ended December 31, 2022, in accordance with the vesting terms of the stock options granted, the Company recorded a charge to share-based payments expense of $1,524,260 (2021 - $2,952,843), with an offsetting credit to reserves.

As at December 31, 2022, the weighted average remaining life of the stock options outstanding was 2.50 years (2021 - 2.55 years). The Company's outstanding and exercisable stock options as at December 31, 2022, and their expiry dates are as follows:

	Exercise
	price	Number	Number
Expiry date	(C$)	outstanding	exercisable
March 1, 2023	$2.56	231,500	231,500
September 17, 2023	$2.92	320,313	320,313
January 4, 2024	$3.24	293,339	293,339
January 15, 2025	$7.66	518,750	518,750
November 6, 2025	$12.85	390,000	390,000
April 27, 2026	$11.73	460,000	230,000
August 16, 2027	$5.98	605,000	-
		2,818,902	1,983,902

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021 (Expressed in United States dollars, unless otherwise indicated)

12. SHARE CAPITAL (cont'd...)

(c) Restricted Share Units

The Company has adopted an RSU plan approved by the Company's shareholders. The maximum number of RSUs that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time, less the amount reserved for stock options. The vesting terms are determined by the Company's Board of Directors at the time of issuance, the standard vesting terms have one-half vest in one year and one-half vest in two years.  The continuity of RSUs for the year ended December 31, 2022, was as follows:

Number
outstanding
As at December 31, 2020	211,000
Granted	267,000
Settled	(40,000)
As at December 31, 2021	438,000
Granted	437,554
Settled	(131,500)
Forfeited	(22,500)
As at December 31, 2022	721,554

For the year ended December 31, 2022, in accordance with the vesting terms of the RSUs granted, the Company recorded a charge to share-based payments expense of $1,356,310 (2021 - $2,371,425), with an offsetting credit to reserves.

13. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Year ended
	December 31,
	2022	2021
Salaries and fees	$1,303,879	$1,331,996
Share-based payments	2,096,610	3,945,428
	$3,400,489	$5,277,424

As at December 31, 2022, the Company had $304,370 (2021 - $414,571) due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities. As at December 31, 2022, the Company had $Nil (2021 - $Nil) due from directors and management.

14. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant Non-Cash Investing and Financing Activities

During the year ended December 31, 2022, the Company:

a) issued 4,168,056 common shares, valued at $21,632,211, for the acquisition of the First Majestic royalty portfolio (Note 4);

b) reallocated $1,225,998 from reserves for 131,500 RSUs that settled; and

c) reallocated $506,825 from reserves for 479,536 stock options exercised.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021 (Expressed in United States dollars, unless otherwise indicated)

14.         SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont'd...)

During the year ended December 31, 2021, the Company:

a) issued 505,050 common shares, valued at $4,141,329, for the conversion of the Second Drawdown (Note 8);

b) issued 401,875 common shares, valued at $4,111,181 related to previously committed shares for the acquisition of Genesis and GSI;

c) reallocated $364,976 from reserves for 40,000 RSUs that settled; and

d) reallocated $216,086 from reserves for 200,832 stock options exercised.

15. FINANCIAL INSTRUMENTS

The Company classified its financial instruments as follows:

	As at
	December 31,	December 31,
	2022	2021
Financial assets
Amortized cost:
Cash	$4,555,332	$2,344,246
Royalty, derivative royalty, and stream receivables	1,190,092	1,175,602
Other receivables	315,805	125,571
Fair value through profit or loss:
Derivative royalty asset	2,182,406	4,034,007
Marketable securities	29,545	34,027
Total financial assets	$8,273,180	$7,713,453

Financial liabilities
Amortized cost:
Trade and other payables	$1,286,117	$1,089,219
Loans payable	10,585,039	10,514,644
Total financial liabilities	$11,871,156	$11,603,863

Fair value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c) Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021 (Expressed in United States dollars, unless otherwise indicated)

15. FINANCIAL INSTRUMENTS (cont'd...)

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Marketable securities are classified within Level 1 of the fair value hierarchy. Royalty, derivative royalty, and stream receivables that reflect amounts that are receivable to the Company without further adjustments are classified as amortized cost.  The derivative royalty asset was valued using certain inputs that are not based on observable market data, inputs used include a gold forward price curve, US$/A$ foreign exchange rates based on forward curves, and an estimated discount rate (Note 5). Therefore, the derivative royalty asset is classified within Level 3 of the fair value hierarchy.  Due to the change in comparable market interest rates the Company has estimated that the fair value of the Company’s loans payable as at December 31, 2022, was $5.2 million for the Amended Loan Facility, and $5.1 million for the Castle Mountain Loan.

Capital risk management

The Company's objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company's ability to continue as a going concern. The capital of the Company consists of share capital. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares in order to meet its financial obligations. The management of the Company believes that the capital resources of the Company as at December 31, 2022, are sufficient for its present needs for at least the next twelve months. The Company is not subject to externally imposed capital requirements.

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined from the prior year.

Liquidity risk

The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. All current liabilities are settled within one year.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Argentina, Mexico, and the United States and incurs expenditures in currencies other than United States dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at December 31, 2022, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the United States dollar against the Canadian dollar, Australian dollar, Argentinian peso, and Mexican peso would result in an increase/decrease in the Company's pre-tax income or loss of approximately $77,473.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, AND 2021 (Expressed in United States dollars, unless otherwise indicated)
16.         COMMITMENTS

As at December 31, 2022, the Company had the following contractual obligations:

	Less than	1 to	Over
	1 year	3 years	3 years	Total
Trade and other payables	$1,286,117	$-	$-	$1,286,117
Loans payable principal and interest payments	614,433	6,057,397	-	6,671,830
Payments related to acquisition of royalties and streams	5,333,151	-	-	5,333,151
Total commitments	$7,233,701	$6,057,397	$-	$13,291,098

In addition to the commitments above, the Company could in the future have additional commitments payable in cash and/or shares related to the acquisition of royalty and stream interests as disclosed in Note 4. However, these payments are subject to certain triggers or milestone conditions that have not been met as of December 31, 2022.

17. EVENTS AFTER REPORTING DATE

Subsequent to December 31, 2022, the Company had the following transactions:

a) Lama Acquisition - on March 9, 2023, the Company closed a transaction with an arm's length seller to acquire an existing 2.5%-3.75% sliding scale Gross Proceeds royalty over gold, and a 0.25%-3.0% NSR royalty on all metals (other than gold and silver) on the majority of Barrick Gold Corporation's Lama project located in Argentina, for aggregate consideration of $7.5 million.  Upon closing the Company paid $2.5 million in cash and issued 466,827 common shares of Metalla to the arm's length seller, valued at $5.3553 per share, representing the 15-day volume-weighted average price ("VWAP") of shares of Metalla traded on the NYSE prior to the announcement of the transaction.  The remaining $2.5 million will be paid in cash or common shares within 90 days upon the earlier of a 2 Million ounce gold mineral Reserve estimate on the royalty area or 36 months after the closing date.

b) Alamos Acquisition - on February 23, 2023, the Company closed a transaction with Alamos Gold Corp. ("Alamos") to acquire one silver stream and three royalties for aggregate consideration of $5.0 million.  Upon closing the Company issued 939,355 common shares of Metalla to Alamos valued at $5.3228 per share, representing the 20-day VWAP of shares of Metalla traded on the NYSE prior to the announcement of the transaction.

c) Loan Facility Extension – on March 30, 2023, the Company signed a binding term sheet with Beedie to amend its Amended Loan Facility by: (i) extending the maturity date to 48 months from the close of the amendment; (ii) increasing the Amended Loan Facility by C$5.0 million from C$20.0 million to C$25.0 million; increasing the interest rate from 8.0% to 10.0% per annum; amending the conversion price of the Fourth Drawdown from C$11.16 per share to a 30% premium to the 30-day VWAP of the Company shares measured at market close on the day prior to amendment; amending the conversion price of C$4.0 million of the Third Drawdown from C$14.30 per share to the 5-day VWAP of the Company shares measured at market close on the day prior to amendment, and converting the C$4.0 million into shares at the new conversion price; and amending the conversion price of the remaining C$1.0 million of the Third Drawdown to the 30-day VWAP of the Company shares measured at market close on the day prior to amendment. All other terms of the Amended Loan Facility remain unchanged, and the amendment is subject to regulatory approvals; and.

d) Castle Mountain Loan Extension – On March 30, 2023, the Company signed an amendment with the arm’s length seller of the Castle Mountain royalty to extend the maturity date of the $5.0 million Castle Mountain Loan from June 1, 2023, to April 1, 2024.  As part of the amendment, on March 31, 2023, the Company will pay any accrued interest on the loan, effective April 1, 2023, the interest rate will increase to 12.0% per annum, and the principal and accrued interest will be repaid no later than April 1, 2024.